Griffin Land & Nurseries, Inc.
90 Salmon Brook Street
Granby, CT 06035
(860) 653-4541
(860) 653-2919 (fax)

September 11, 2013

VIA EDGAR

Ms. Kristi Marrone
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Griffin Land & Nurseries, Inc.
Form 10-K for the Fiscal Year ended December 1, 2012 (Filed February 14, 2013) File No. 001-12879

Dear Ms. Marrone:

We are writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated August 27, 2013.  The comments are repeated below, followed by Griffin’s response.

Comment

Item 1.  Business, page 3

1.
We note your business involves commercial property development.  In future periodic reports, for any material development in process, in addition to disclosing the size and type of development, please also disclose the anticipated completion date, the costs incurred to date and the budgeted costs.  In addition, for any material developments completed during the reporting period, please disclose the total costs, clearly indicating whether leasing costs are included.

Response

In future periodic reports, for any material developments in process, Griffin will disclose the anticipated completion date, the costs incurred to date and the budgeted costs.  Also, in future periodic reports, for any material developments completed during the reporting period, Griffin will disclose the total costs and clearly indicate whether leasing costs are included.

Comment

Commercial and Industrial Developments, page 6

2.
We note your disclosure regarding your lease expirations in the various locales.  In future periodic reports, please revise your disclosure regarding lease expirations to include the number of tenants whose leases will expire, the annual rental revenue represented by such leases and the percentage of gross annual rental revenue represented by such leases.

Response

In future periodic reports, Griffin will revise its disclosure regarding lease expirations to include the number of tenants whose leases will expire, the annual rental revenue represented by such leases and the percentage of gross annual rental revenue represented by such leases.

Comment

Fiscal 2012 Compared to Fiscal 2011, page 26

3.	In future periodic reports, please discuss the relative impact of rental rate and occupancy changes when addressing the increase or decrease of rental revenue for Griffin Land.

Response

In future periodic reports, Griffin will discuss the relative impact of rental rate and occupancy changes when addressing the increase or decrease of rental revenue for Griffin Land.

Comment

Note 11.  Income Taxes, page 62

4.
Given your history of pretax operating losses from continuing operations, please provide us with a detailed analysis of the positive and negative evidence you considered, and the weight you placed on each factor, in determining that no additional valuation allowance was warranted.  Refer to ASC 740-10-30-16 through 25.

Response

In preparing its fiscal 2012 financial statements, Griffin considered the need for a valuation allowance for its deferred tax assets. In certain states where only Imperial Nurseries, Inc., a wholly-owned subsidiary of Griffin, files tax returns, Griffin recorded a valuation allowance on the deferred tax assets related to those jurisdictions because Griffin deemed it more likely than not that it would not realize the benefits of those deferred tax assets. Griffin did not record a valuation allowance on its deferred tax assets related to its federal income taxes and certain state income taxes because it concluded that it was more likely than not that it would realize the benefits of those deferred tax assets. In order to reach that determination, Griffin examined the positive and negative evidence and concluded as follows:

ASC 740-10-30-18 states the following factors to be considered:

a.
“Future reversals of existing temporary differences” was considered and given a moderate amount of weight in Griffin’s consideration of the need to record a valuation allowance on its deferred tax assets.

b.
Because of its recent history of incurring losses, “future taxable income exclusive of reversing temporary differences and carryforwards” was not given any weight in Griffin’s consideration of the need to record a valuation allowance on its deferred tax assets.

c.
As there were no carrybacks of net operating losses available, “taxable income in prior carryback year(s)” was not given any weight in Griffin’s consideration of the need to record a valuation allowance on its deferred tax assets.

d.
“Tax-planning strategies that would, if necessary, be implemented” was given significant weight in Griffin’s consideration of the need to record a valuation allowance on its deferred tax assets. These strategies, as documented in Griffin’s tax accounting memorandum dated February 6, 2013 (attached as Exhibit A to this response) would be employed to realize federal and  state net operating loss carryforwards if they were near expiration. Griffin’s federal net operating loss carryforward and most of its state net operating loss carryforwards have significant time remaining before expiration (see below). As evaluated under ASC 740-10-30-19, the tax planning strategies were considered to be prudent and feasible, would be employed, if necessary,  to avoid an operating loss carryforward from expiring unused and would result in the realization of the deferred tax asset for the loss carryforwards.

As per ASC 740-10-30-21, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Griffin also included in its evaluation the following factors:

a.
Griffin gave significant weight to the fact that loss credit carryforwards have substantial years remaining (Griffin’s federal net operating loss carryforward has 19 years remaining and its significant state net operating loss carryforwards have from 10 to 20 years remaining). Griffin also gave significant weight to the fact it does not have a history of operating loss or tax credit carryforwards expiring unused.

b.
Griffin gave significant weight to an excess of appreciated asset value over the tax basis of its assets in an amount sufficient to realize Griffin’s deferred tax assets. Griffin’s memorandum of February 6, 2013 documents appreciated assets held by Griffin that will provide substantial taxable income when sold.

c.
Griffin gave significant weight to the operating losses incurred in recent years, although mitigating the incurrence of operating losses was the trend of operating losses being reduced in the most recent fiscal years.

Griffin concluded that, although the operating losses incurred in recent years carried significant weight, the appreciated assets, tax planning opportunities and the history of not having operating loss or tax credit carryforwards expiring unused carried significant weight and more than offset the negative evidence of operating losses. As such, Griffin concluded that a further allowance against its deferred tax assets was not required.

Comment

Audit Committee, page 87

5.
We note your disclosure that none of the members of your audit committee are considered a financial expert as defined by Item 407(d)(5) of Regulation S-K.  In future periodic reports, please provide disclosure as required by Item 407(d)(5)(i)(C) of Regulation S-K as to why you do not have an audit committee financial expert.

Response

Griffin respectfully acknowledges the Staff’s comment.  In future periodic reports, Griffin will clarify its disclosure regarding why it does not have an audit committee financial expert as defined in Item 407(d)(5)(i)(C) of Regulation S-K.   Griffin will include the following revised disclosure in its Annual Report on Form 10-K for the fiscal year ending November 30, 2013.  Underlined text indicates new disclosures to Griffin’s Annual Report on Form 10-K for the fiscal year ended December 1, 2012.

Audit Committee

Griffin's Audit Committee consists of Thomas C. Israel, Chairman, Jonathan P. May and Albert H. Small, Jr. Mr. May was appointed to the Audit Committee upon Winston J. Churchill, Jr.’s resignation from the Audit Committee on January 22, 2012. All members of the Audit Committee meet the NASDAQ composition requirements, including the requirements regarding financial literacy, and the Board has determined that each member is independent under the listing standards of NASDAQ and the rules of the SEC, regarding audit committee membership. In addition, Mr. Israel’s employment experience in finance results in his financial sophistication under NASDAQ rules, although none of the members of the Audit Committee are considered a financial expert as defined by Item 407(d)(5) of Regulation S-K of the Securities and Exchange Act of 1934 (an “audit committee financial expert”).  Griffin does not have an audit committee financial expert because it believes the members of its Audit Committee have sufficient financial expertise and experience to provide effective oversight of Griffin’s accounting and financial reporting processes and the audits of Griffin’s financial statements in accordance with NASDAQ rules.  In addition, through January 31, 2012, the Audit Committee engaged an accounting and auditing firm as an advisor to the Audit Committee in carrying out its responsibilities, represented by a partner who is a certified public accountant with extensive experience in auditing the financial statements of public and private companies. Subsequent to January 31, 2012, the Audit Committee directly engaged the former partner of the accounting and auditing firm that had provided service to Griffin to advise the Audit Committee. The Audit Committee believes that its engagement of the former audit partner as an advisor provides it with additional expertise that is equivalent to that provided by an audit committee financial expert. The Audit Committee approves all auditing and non-auditing services, reviews audit reports and the scope of audit by Griffin’s independent registered public accountants and related matters pertaining to the preparation and examination of Griffin’s financial statements. From time to time, the Audit Committee makes recommendations to the Board of Directors with respect to the foregoing matters. The Audit Committee held 4 meetings in fiscal 2012.

Comment

Item 15.  Exhibits and Financial Statement Schedules, page 106

6.
We note your exhibit list references your “Form of” certificate of incorporation and bylaws as exhibits 3.1 and 3.2.  In future periodic reports, please ensure that you have filed and that you reference in your exhibit list your effective certificate of incorporation and bylaws.  Please refer to Item 601(b)(3)(i) and (ii) of Regulation S-K.

Response

Griffin respectfully acknowledges the Staff’s comment.  In future periodic reports, Griffin will ensure that it has filed and will reference in its exhibit list its effective certificate of incorporation and bylaws as required under Item 601(b)(3)(i) and (ii) of Regulation S-K.

Griffin acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Anthony J. Galici
Anthony J. Galici
Vice President, Chief Financial
Officer and Secretary

cc:           J. Bonilla – SEC
B. Frohlichstein – SEC
M. McTiernan – SEC

Exhibit A

Griffin Land & Nurseries, Inc. 90 Salmon Brook Street Granby, CT 06035 (860) 653-4541 (860) 653-2919 (fax)

Memo

To:	Files

From:	Anthony Galici

Date:	2/06/2013

Re:	Valuation Allowance on Deferred Tax Assets

As of December 1, 2012, Griffin has a net deferred tax asset balance of approximately $2.7 million, comprised of a federal net deferred tax asset balance of approximately $2.0 million and a state net deferred tax asset balance of approximately $0.7 million.  The state net deferred tax balance includes an approximately $0.3 million valuation allowance against all net state deferred tax assets in states in which only Imperial files tax returns and the state of Pennsylvania.  The following is a discussion on the need for any further valuation allowances on Griffin’s deferred tax assets.

While Griffin has net income in fiscal 2012 (including a gain from the operating results and the gain on sale of a building required to be reported as a discontinued operation), it has a pretax loss from continuing operations of approximately $0.8 million.  Additionally, Griffin has reported pretax losses from continuing operations in fiscal 2011 ($4.2 million) and fiscal 2010 ($8.2 million).  As permanent differences are generally not significant, pretax losses from continuing operations and taxable losses from continuing operations are considered to be the same.

It should be noted that fiscal 2012 would have had a pretax profit from continuing operations had all of the gain from the July 2012 sale of undeveloped land to Dollar Tree been recognized in 2012.  A significant portion of the gain (approximately $1.9 million) was deferred and will be recognized in 2013 when required offsite improvements are expected to be completed because the sale to Dollar Tree is being accounted for using the percentage of completion method.

It should also be noted that although the accounting rules require the operations and gain on sale of 61 Chapel Road to be reported as a “discontinued operation”, it would generally not be considered as such and would better be described as an asset sale.  In fact, there is a current exposure draft outstanding that would raise the threshold for reporting a discontinued operation, and if it was in effect in 2012, Griffin would not have reported the sale of 61 Chapel Road as a discontinued operation, which would have resulted in Griffin reporting a pretax gain.

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Issue:

Griffin has reported pretax losses from continuing operations for three consecutive years, and its fiscal 2013 budget reflects a pretax loss of $0.4 million.  As a result of the recent history of pretax losses, Griffin must determine the amount, if any, of valuation allowances to be recorded against its deferred tax assets.

1.	Federal Deferred Tax Assets

Included in Griffin’s $2.0 million federal net deferred tax asset is a federal NOL of $0.5 million that was generated in fiscal 2011 and fiscal 2012.  As per FASB ASC 740-10, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, however, as per FASB ASC 740-10, an excess of appreciated asset values over the tax basis of an entity’s net assets in an amount sufficient to realize the deferred tax assets would provide evidence that a valuation allowance is not required.

In determining if it is more likely than not that Griffin’s federal deferred tax assets, including its federal NOL, will be realized I believe the most significant factors to be considered are the potential for gains from property sales by Griffin’s real estate business and income that will be generated from the sale of Griffin’s investments.  There have been many property sales that have generated pretax income (in some cases substantial amounts) during the past several years. Some of the more significant transactions completed are as follows:

Fiscal Year	Transaction	Pretax Gain (in millions)

2012	Sale of undeveloped land in New England Tradeport (93 acres)	$3.9 (a)
2012	Sale of Manchester, CT warehouse (building and land)	$2.9 (b)
2012	Sale of undeveloped land in Windsor (14 acres)	$0.7
2011	Sale of undeveloped land in Suffield and Granby (165 acres)	$2.6
2011	Sale of Granby land (57 acres)	$0.6
2011	Sale of Southwick land (10 acres)	$0.4
2010	Stratton Farms Residential (4 lots)	$0.2
2010	Adams Road (5 acres)	$0.1
2008	Simsbury land (28 acres)	$1.3
2007	Wolcott Road parcel (4 acres)	$0.4
2007	Rye Street parcel (103 acres)	$2.3
2007	Griffin Center land sold to The Hartford (74 acres)	$5.5
2007	Stratton Farms residential (13 acres)	$1.2

(a)	total gain expected to be approximately $5.8 million
(b)	reported as a discontinued operation

2

While the above transactions were completed over the past six years, there remains a significant amount of appreciated real estate assets held by Griffin as of December 1, 2012. The attached schedule identifies several appreciated properties currently held by Griffin, but there are additional properties, including both undeveloped land and many of Griffin’s industrial and office buildings, that have not been included on the attached schedule.

In addition to its appreciated real estate holdings, Griffin also has investments in Centaur Media and Shemin that have generated pretax income.

Centaur – as of December 1, 2012, Griffin held approximately 5.2 million shares of Centaur, a publicly traded company based in London.  Griffin accounts for its investment in Centaur as an available-for-sale security.  As of December 1, 2012, Griffin had approximately $1.5 million in unrealized gain on its Centaur investment that is included in accumulated other comprehensive income.  On January 30, 2013, Griffin sold 1,000,000 shares of Centaur stock, which will result in a pretax gain of approximately $0.3 million.  Griffin expects to, and is financially able to, hold the balance of its stock in Centaur until the share price reaches an acceptable level for the sale of the remainder of the stock.  Griffin’s 2013 Business Plan does not include a sale of Centaur stock.

Shemin – as of December 1, 2012, Griffin owned approximately 14% of Shemin, a private company that operates wholesale distribution centers of nursery products.  Griffin accounted for its investment in Shemin on the cost basis.  As of December 1, 2012, there was no book value for Griffin’s investment in Shemin.  Subsequent to the end of fiscal 2012, Griffin sold its entire investment in Shemin which will result in a gain of approximately $3.2 million.  Griffin’s 2013 Business Plan reflects a gain of $2.5 million on the sale of Shemin, which was based on a preliminary estimate of the gain.  Had the actual gain been reflected in the 2013 Business Plan, and had the Plan included the gain from the sale of a portion of Griffin’s holdings in Centaur, Griffin’s Plan would have reflected pretax income for fiscal 2013.

The sale of the Manchester warehouse resulted in taxable income in fiscal 2012 as it was acquired as part of a Section 1031 like-kind exchange using the proceeds from the 2006 land sale to Walgreens.  Since Griffin did not acquire a replacement property and complete a Section 1031 like-kind exchange on the sale of the Manchester warehouse, Griffin had a gain for income tax purposes that was approximately $10.6 million higher than its book gain.  This allowed Griffin to use approximately $7.6 million in federal NOLs and approximately $10.1 million in Connecticut NOLs.

3

Conclusion:

Given that Griffin’s federal NOL of $0.5 million has a remaining life of nineteen to twenty years, there is ample time for Griffin to employ a prudent and feasible tax strategy to realize its federal NOL and its other federal deferred tax assets.  As per the Schedule of Appreciated Real Estate Assets, Griffin has identified real estate assets that have appreciated by approximately $25.5 million, far exceeding the amount of pretax loss that generated the federal NOL. A strategy of selling appreciated assets is consistent with Griffin’s overall business strategy of making opportunistic real estate sales, as documented by the above list of transactions completed during the past five years.  Implementation of such a strategy is within management’s control and would not be cost prohibitive.  Therefore, given the existence of a significant amount of appreciated real estate assets and its investments, and management’s ability to carry out a strategy of selling appreciated assets (and its history of having done so), I believe that Griffin’s federal NOL and its federal deferred tax assets do not require a valuation allowance as of December 1, 2012.

2.	State Deferred Tax Assets – Connecticut

As of December 1, 2012, Griffin’s consolidated balance sheet includes a state net deferred tax asset of $0.7 million, including approximately $340k of CT NOLs.  The earliest any of Griffin’s CT NOLs will expire is 2026.

Griffin must determine that it is more probable than not that its CT NOLs will be utilized prior to their expiration.

Discussion:

As noted above, the carrying values of much of Griffin’s land holdings are significantly lower than its market value, and a tax strategy of selling appreciated assets would generate taxable income that would also use Griffin’s CT NOLs.  Also as noted above, the sale of the Manchester warehouse utilized a significant amount of Griffin’s CT NOLs.  In addition to the utilization of the CT NOLs on gains realized from property sales to third parties, Griffin could also employ other tax planning strategies to utilize its CT NOLs prior to their expiration.  Potential tax planning strategies include the sale of appreciated assets from one entity to another entity within Griffin’s combined group in order to utilize its CT NOLs prior to their expiration.  Such a strategy would be prudent and feasible, is within management’s control, and would not be cost prohibitive.  Use of such strategies to ensure realization of deferred tax assets is permitted under FASB ASC 740-10.

Conclusion:

As Griffin has a substantial amount of appreciated real estate assets, along with sales of these assets that would generate taxable income to utilize existing CT NOLs, there are tax planning opportunities available to Griffin to utilize its CT NOLs.  Therefore, I believe that a valuation allowance on Griffin’s CT NOLs is not required as of December 1, 2012.

[The Schedule of Appreciated Real Estate Assets has been omitted and will be provided supplementally to the Staff of the Securities and Exchange Commission upon request.]

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